

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 30, 200



06010708

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2006 FEB -6 P 3:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
30 January 2006 (ASX Announcement & Media Release – Drilling Update)
18 January 2006 (ASX Quarterly Report from 1 October to 31 December 2005)
18 January 2006 (ASX Appendix 5B – Cash Flows Quarterly Report 2005)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 January 2006

RECEIVED
2006 FEB -6 P 3:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE REPORT

- **The Schwing A-1 well, Iberville Parish, South Louisiana, is currently drilling ahead at a depth of 10,984 feet.**
- **Eagle North 1 well, Kings County, California, is preparing to drill ahead in sidetracked hole at 11,285 feet.**

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 18.3% participation) Drilling in progress

Energy Drilling Rig #7 is presently drilling ahead at 10,984 feet after setting $9^5/_8$ inch casing at 2,726 feet in the Schwing A-1 well. Based on current progress the well should reach planned total depth and be logged during this week.

Shallow Prospect
The Schwing A-1 well is a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996.

Deeper Prospects
The Schwing well will comprise the first phase of a program designed to evaluate three primary concepts:

1. the normally pressured up-thrown Bolmex which will be tested in the Schwing A-1 well
2. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
3. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The well is being operated by Spartan Operating Company, Inc. Participants include:

First Australian Resources (FAR)	**18.3%**
Amadeus Energy (AMU)	52.0%
Private Interests	29.7%

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Eagle Project, Kings County, California (FAR 15%)
Drilling in progress

FAR has been advised that at 0900 hours on 30 January 2006, Perth Western Standard Time, the current operation is pulling out of the hole after successfully drilling sidetrack to 11,285 feet (3,459 metres) to pick up a new bottom hole assembly and drill bit and drill ahead in 9 7/8 inch hole towards the target at approximately 13,600 feet (4,145 metres).



Eagle North-1 is planned to be drilled to a total depth of 13,800 feet (4,206 metres) to the target Gatchell Sandstone and is 1,200 feet (366 metres) to the north west of the Mary Bellocchi-1 well which flow tested oil and gas at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day from the Gatchell Sandstone.

Upon confirmation of the presence of oil in the target Gatchel Sandstone the well will be cased, production tested for five days and then horizontally drilled for a distance of approximately 1,000 feet (300 metres) and completed for oil production.

The participants in the Eagle Oil Pool Development Project and Eagle North-1 through their respective US wholly owned subsidiaries are:

First Australian Resources Ltd	**15%**
Victoria Petroleum NL (Operator)	20%
Empyrean Energy PLC	38.5%
Lakes Oil NL	15%
Sun Resources NL	10%
Private Interests	1.5%

For information on FAR's drilling activities visit our website at *www.far.com.au*

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 OCT 2005 TO 31 DEC 2005

HIGHLIGHTS

UNITED STATES OF AMERICA
Final quarter oil and gas sales up 54.6% to $1,235,859.
Fracture stimulation completed at Welder Ranch, Texas.
Drilling plans advanced for 2 wells at Lake Long, Louisiana.
South Grosse Tete (Louisiana) drilling in progress.
Deep project progresses at South Grosse Tete.
Eagle drilling in progress, California.
Re-completion planned on Rainosek project, Texas.
New Gulf Coast 3D program announced.
Several new projects being appraised by Houston office.

OFFSHORE CHINA
CNOOC negotiations continue for 12-8 oil field development.
1st qtr 2006 drilling planned in the vicinity of the 6-12-1 oil discovery.

AUSTRALIA
Duomonte and Dr Zeus Prospects all matured for drilling 2006/2007 offshore WA-254-P.

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana. FAR's strong cash position of $9.5 million underpins its ability to review and participate in these new opportunities.

PRODUCTION

Gas sales during the quarter totalled 48.3 million cubic feet for an average of 0.53 million cubic feet per day at an average price of US$12.65 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 4,942 barrels for an average of 54 barrels of oil per day at an average price of US$59.81 per barrel before production taxes. Final quarter revenues amounted to $1,235,859 representing an increase of 54.6% over the Third Quarter. Revenue increases have been favourably impacted by high prices achieved for natural gas.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

During the quarter fracture stimulation operations were undertaken at Welder Ranch and drilling rigs secured for the Eagle Project (California) and South Grosse Tete (Louisiana). Progress was also made toward the drilling of a further 2 wells at Lake Long (Louisiana), while expenditures were approved for completion operations in the Rainosek Project area (Texas). FAR is also set to commence 3D seismic acquisition activity on a new project in the Gulf Coast area which is detailed later in this report.

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream. New production will also attract robust energy prices prevailing in the USA.

South Grosse Tete, Iberville Parish, South Louisiana (FAR 18.3% participation)
Drilling operations in progress.

During the quarter FAR increased its working interest in South Grosse Tete from 17% to 18.3% and pursued additional leasing activity. Energy Drilling Rig #7 was placed under contract and drilling of the Schwing A-1 well commenced early January 2006. At the date of this report, the well was drilling ahead at 8,755 feet after setting $9^{5}/_{8}$ inch casing at 2,726 feet.

Shallow Prospect
The Schwing A-1 well is a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil. The well is expected to take approximately 22 days to drill on a trouble free basis.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The well is being operated by Spartan Operating Company, Inc.

Deeper Prospects
The Schwing well will comprise the first phase of a program designed to evaluate three primary concepts:

1. normally pressured up-thrown Bolmex which will be tested in the Schwing A-1 well
2. deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well,
3. downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.


Martin Schwing 2
Proposed Location
Cal Gas Schwing ST1
Show: 1908 3BO +1.6MMCFG
SOUTH GROSSE TETE
Iberville Ph. Louisiana
11000'
12000'
13000'
14000'
15000'
16000'
17000'
Bol. Mex.
TD 11065'
TD 11065'
3-5MMBO Potential
Bol. Mex.
Lower Nonian Struma
12-15BCF Potential
TD 12399'
Nodosaria Channels
100BCF +5MMBO Potential
500BCF + 13 mmbbls oil Potential
Wilcox

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

FAR's interest will reduce to 13.725 percent once cost recovery has been achieved on a project basis.

Rainosek Project, Lavacca County, Texas (21.57%)
Workover rig secured for new completion activity.

FAR has authorised expenditures for proposed completion activity on the Rainosek-1 wellbore. A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence during the first quarter 2006. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by Bass).

Provided this work is successful at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells.

Loveless F #2, Hardeman County, Texas (FAR 11.375%)
Drilling proposal deferred.

A proposal by the operator to drill the Loveless F#2 well in Hardeman County, Texas has been deferred indefinitely following a decision of working interest owners.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)
Frac operations undertaken on Vaquero 2 well

Fracture stimulation operations were undertaken on the Vaquero 2 well during the quarter. On 8 November Dune Energy, Inc., the Operator (Amex: DNE) announced that it had successfully fracture stimulated ("fraced") the Vaquero #2 well, on Welder Ranch in Victoria County, Texas. Dune advised the Vaquero #2 was producing 2.9 MMcf/d of natural gas and 57 b/d of condensate with 1,900 psi flowing tubing pressure. The well, which is producing from the Middle Wilcox formation, was drilled to an average depth of 12,300 feet.

Dune also advised the likely drilling of additional deep, high impact anomalies on Welder Ranch acreage in 2006 which have been identified utilizing state of the art reprocessed 3D seismic, as well as shallower low risk targets.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the original agreement FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Drilling operations in progress.

Drilling operations on the Eagle Oil Pool Development Project in the San Joaquin Basin, California, commenced subsequent to the end of the quarter and at the date of this report Kenai Drilling Rig 6 was drilling ahead toward 5,000 feet in 9 7/8 inch hole after successfully running surface casing to 2,995 feet.

Eagle North 1 lies approximately 1,200 feet (366 metres) northwest of the 2001 Eagle 1 surface location and is planned to be drilled to a total depth of 13,800 feet (4,206 metres). After logging, provided the presence of oil in the target Gatchell sandstones is confirmed, the well will be cased and production tested for five days. Following a successful test the well will then be plugged back to drill a side track horizontal lateral within the reservoir for a distance of 1,000 feet (366 metres) which will then be completed for oil and gas production.

Economic completion of the well will trigger an immediate 129 km2 3D seismic survey for planning of up to nine, 900 metre long in-situ horizontal wells (with potential 4 to 6 fold flow rates for oil and gas over a conventional vertical well) in the reservoir to drain the field over a 15 year production period as well as instituting permitting of production facilities for Eagle North 1 and other wells as they come on stream.

Provided a successful development ensues, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

The operator has estimated mean potential recoverable reserves for the Eagle project of 13.48 million barrels of oil and 25.18 Billion cubic feet of gas. FAR will contribute to the drilling cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

Lake Long Project, Lafourche Parish, South Louisiana
Plans advanced for drilling of two further wells.



Plans have been progressed toward the drilling of 2 wells during 2006.

The SL 328 #2 has been proposed as a 13,255 foot test of Hollywood potential updip to the very successful SL328#1 well drilled in 2004 (FAR 4.09375%). The proposed #2 well is supported by 3D data.

In addition, FAR has a 1.375% working interest in the proposed SL 328 #8 well, expected to be drilled within the Lake Long Field as soon as a rig can be contracted.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include Kriti Exploration Inc and Palace Exploration Company, both based in North America.

NEW PROJECTS

Gulf Coast Texas 3D Seismic Project

FAR has executed a letter of intent ("letter") and attendant Confidentiality Agreement to participate for a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity.

Under the terms of the letter, FAR will join an established Houston based operator ("Operator") in a proposed 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential, comprised of a number of high risk – high potential objectives, lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The participants, including FAR, will reimburse the Operator for the cost of preliminary studies in the project area and will in addition carry the Operator through the seismic and land acquisition phase. Each party will pay its respective share of drilling the prospects generated by the program on a heads up basis.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. FAR is believed to be one of the first candidates to review this particular opportunity, a position made possible by its Houston based presence. Importantly this early entry to the program will enable FAR to farm out certain of the drilling risk on favourable terms, should it so desire.

The total cost of the program, including land and seismic costs, prior to drilling activity is expected to approach US$3.4 million of which FAR will contribute approximately US$1.36 million. FAR may recover certain of these costs by future farm out of prospects generated.

The letter provides for a definitive agreement to be concluded by no later than 31 January 2006.

OTHER PROJECTS UNDER REVIEW

FAR is continuing to screen projects via its Houston Office. Primary emphasis is being placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis is being directed toward projects with a 3D coverage and natural gas bias. FAR is at advanced stages on 3 new projects that will be announced when definitive agreements have been concluded.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD).

During December the Joint Venture conducted a review of the prospects and leads on WA-254-P. The Duomonte Prospect has passed a peer review and is now a firm candidate for drilling during 2006/2007. Duomonte is supported by the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean truncated recoverable reserves estimated at 20.4 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

Lead Z has been matured into an M Australis prospect now referred to as Dr. Zeus. This prospect has passed a peer review and is likely to be drill ready in 2006/2007. Dr Zeus will target a structural closure with mean truncated recoverable reserves estimated at 23.2 million barrels. The prospect lies approximately 23 kilometres from the Woodside operated Legendre Field.


WA-1-L
MADELEINE 1
WA-11-L
HURRICANE 1
JAUBERT 1
LEGENDRE WEST 1
LEGENDRE PLATFORM
HELLCAT 1
SAMSON 1
WA-20-L
PLANAIRE 1
WA-28-P (1)
LYNX 1A
SPINNER 1
LAUCHIE 1
ALEENA 1
LEWIS 1,1A
ARGOS 1
MUGGLES 1
-28-P (1)
-208-P
WA-254-P (1)
WA-254-P (2)
WA-1-P (3)
WA-254-P (3)
JAYASURIYA
HYACINTHUS 1
ORION 1
DR ZEUS
SAGE
NICKOL
JANUS-1
ROSEMARY NTH.1
SAGE 1
WA-209-P
DUOMONTE
SAFFRON
SAFFRON 1
ROSEMARY 1
ANTELOPE 1
QUANDONG 1
LEPUS 1
BELLEROPHON 1
HELLYBELLY
HELICON 1
GNU 1
REINDEER 1
UNICORN 1(P)
REINDEER
CARIBOU 1
CARIBOU
CHERRING 1
GUNGAROO 1
BLOODWOOD 1
NICKOL BAY 1
WA-254-P (4)
CORVUS 1,ST 1
MONTE BELLO 1
ELIASSEN 1
WANDOO NORTH 1
HAMPTON 1
RINAV 1(P)
WHITEWOOD
WANDOO
WANDOO 1
MORREL 1
TINGLE
WA-1-P (4)

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) also remains in the drilling inventory. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column at Hurricane during the 1st quarter of 2005.

Two other leads Hellybelly (Angel formation structural play) and Jayasuriya (Eliassen stratigraphic play) require further review.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY).

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

The proposed Stokes Bay-1 well, a follow up to the original Point Torment discovery is now likely to be drilled during 2006.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC OIL.

Negotiations are currently in progress with CNOOC that may lead to the development of the 12-8 West area (approximately 8-10 million barrels of recoverable oil).

The field may be developed using multi lateral wells on artificial lift from an un-manned two pile platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).

If successful, the 12-8 West Field is likely to be followed by the development of the 12-8 East Field (approximately 10 to 15 million barrels of recoverable oil) in 2008.

Future Exploration: Geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery (estimated to contain 2.6 to 10 million barrels of recoverable oil), which was made by the Joint Venture in March 2002.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 million barrels. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract as revised, one exploration well is required early 2006; however the final drilling program and number of wells will depend on rig availability and other factors.


Second Phase Contract Area
Wei 6-12 Area
Third Phase Contract Area
Wei 6-12 West
Wei 12-1 Oil Field
Wei 6-12-1
Wei 6-12 South
Wei 6-12 SE
Wei 6-12 SW
Wushi 1-5
Area of 3D Seismic Inversion
Wei 12-8 East
Wei 12-8 West
Wei 12-8 Development Area

Block 22/12 Location Map Prospect/Lead Oilfield/Oil Accumulation

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 DECEMBER 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		936	2835
1.2	Payments for	(a) exploration and evaluation	(490)	(1,574)
		(b) development	(156)	(1,007)
		(c) production	(145)	(448)
		(d) administration	(313)	(1,158)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		127	231
1.5	Interest and other costs of finance paid		(9)	(44)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(50)	(1,165)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	68	(50)
		(b)equity investments		
		(c) other fixed assets	(286)	(390)
1.9	Proceeds from sale of:	(a)prospects	0	176
		(b)equity investments		
		(c)other fixed assets		19
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		2	4
	Net investing cash flows		(216)	(241)
1.13	Total operating and investing cash flows (carried forward)		(266)	(1,406)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(266)	(1,406)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		9,244
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		(489)
	Net financing cash flows		8,755
	Net increase (decrease) in cash held	(266)	7,349
1.20	Cash at beginning of quarter/year to date	9,718	2,089
1.21	Exchange rate adjustments to item 1.20	31	45
1.22	**Cash at end of quarter**	9,483	9,483

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	42
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	818	607
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,733
4.2	Development	248
	Total	**1,981**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	291	311
5.2	Deposits at call	656	718
5.3	Commercial Bills	8,463	8,651
5.4	US$ Foreign Currency a/c	73	38
	Total: cash at end of quarter (item 1.22)	9,483	9,718

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	318,553,344	318,553,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	8,000,000	--	10 cents	16 June 2007
	Consultant	2,000,000	--	10 cents	30 June 2008
7.8	Issued during quarter			*Issue Price*	*Expiry Date*
	Consultant	200,000	N/A	NIL	30 September 2008
	Consultant	300,000	N/A	NIL	30 September 2008
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here:

Date: 18 Jan 2006
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.